                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  X      Annual report pursuant to Section 15(d) of the Securities Exchange Act
-----      of 1934 (No fee required)

For the fiscal year ended March 31, 1998
                          ----------------------------------

or


         Transaction report pursuant to Section 15(d) of the Securities Exchange
-----      Act of 1934 (No fee required)

         For the transaction period from ___________ to _________

         Commission file number 0-14379
                                ----------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Tucker Federal Savings and Loan Association
                                    -------------------------------------------
401(K) Savings and Employees Stock Ownership Plan, 2355 Main Street, Tucker,
----------------------------------------------------------------------------
Georgia 30084-4442
---------------------

         B. Name of insurer of the securities held pursuant to the plan and the address of its principal executive office Eagle Bancshares, Inc. 4305 Lynburn
                                          ----------------------------------
Drive, Tucker, Georgia 30084-4441
-----------------------------------

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Tucker Federal S&L Assoc. 401(K) & ESOP Plan
                                    --------------------------------------------
                                                  (Name of Plan)



Date  September 28, 1998            By /s/ Ernest F. Ritter, Jr.
      ------------------               -------------------------
                                           (Signature)1



                                    Ernest F. Ritter, Jr.
                                    Vice President






---------------------------------------------
    1 Print name and title of the signing official under the signature.


                                     11K-3

                        TUCKER FEDERAL SAVINGS AND LOAN
                                  ASSOCIATION
                       401(k) SAVINGS AND EMPLOYEE STOCK
                                OWNERSHIP PLAN



                              FINANCIAL STATEMENTS
                            March 31, 1998 and 1997

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
               401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                             FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



                                    CONTENTS



INDEPENDENT AUDITOR'S REPORT


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits
         as of March 31, 1998 and 1997                                          Exhibit A

    Statements of Changes in Net Assets Available
        for Benefits for the years ended March 31, 1998 and 1997                Exhibit B

    Notes to Financial Statements


SUPPLEMENTARY SCHEDULES:

    Form 5500 Item 27a - Schedule of Assets Held
        for Investment Purposes                                                 Schedule 1

    Form 5500 Item 27d - Schedule of Reportable
        Transactions                                                            Schedule 2

                         [WINDHAM BRANNON, P.C. LETTERHEAD]





                          INDEPENDENT AUDITOR'S REPORT


To The Administrative Committee
of Tucker Federal Savings and Loan Association
401(k) Savings and Employee Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (the Plan) as of March 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                 /s/ Windham Brannon, P.C.

                                                 WINDHAM BRANNON, P.C.
                                                 Certified Public Accountants
July 30, 1998, except for
     Note 6, as to which the
     date is September 18, 1998

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1998


                                                                                  Participant Directed
                                                      ---------------------------------------------------------------------------

                                                      Guaranteed                                             Eagle   Unallocated
                                                       Interest   Balanced   Core Equity  International   Bancshares   Employer
                                                         Fund       Fund        Fund       Equity Fund       Fund    Contribution
                                                         ----       ----        ----       -----------       ----    ------------
ASSETS:
     Cash                                              $     --   $     --   $       --     $      --    $  103,401            --
                                                       --------   --------   ----------     ---------    ----------  ------------

     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II       942,779         --           --            --            --            --
           MassMutual Balanced Fund                          --    661,138           --            --            --            --
           MassMutual Core Equity Fund                       --         --    1,016,396            --            --            --
           MassMutual International Equity Fund              --         --           --       836,849            --            --
        Eagle Bancshares, Inc. Common Stock                  --         --           --            --     1,596,536            --
                                                       --------   --------   ----------      --------    ----------  ------------

           Total Investments                            942,779    661,138    1,016,396       836,849     1,596,536            --
                                                       --------   --------                   --------    ----------  ------------

     Receivables:
        Participant contributions                         9,987     11,552       18,439        14,049        20,245            --
        Employer contributions                           38,797     33,679       57,896        43,590            --        22,214
                                                       --------   --------   ----------      --------    ----------  ------------

           Total Receivables                             48,784     45,231       76,335        57,639        20,245        22,214
                                                       --------   --------   ----------      --------    ----------  ------------

           Total Assets                                 991,563    706,369    1,092,731       894,488     1,720,182        22,214

LOANS PAYABLE (NOTE 5)                                       --         --           --            --            --            --

INTEREST PAYABLE                                             --         --           --            --            --            --

DISTRIBUTIONS PAYABLE                                        --         --         (173)           --            --            --

PENDING FUND TRANSFERS                                    3,687     (1,165)      (1,529)         (135)         (858)           --
                                                       --------  ---------   ----------      --------    ----------  ------------

NET ASSETS AVAILABLE FOR BENEFITS                      $995,250   $705,204   $1,091,029      $894,353    $1,719,324  $     22,214
                                                       ========   ========   ==========      ========    ==========  ============

                                                          Non-Participant
                                                              Directed
                                                     ---------------------------------------

                                                       Eagle        Eagle
                                                     Bancshares   Bancshares
                                                     Allocated    Unallocated      Total
                                                     ----------   -----------      -----
ASSETS:
     Cash                                                55,642            --       159,043
                                                     ----------   -----------   -----------

     Investments, at fair value (Notes 2 and 3)
        Shares of registered investment companies:
           MassMutual Guaranteed Interest Fund II            --            --       942,779
           MassMutual Balanced Fund                          --            --       661,138
           MassMutual Core Equity Fund                       --            --     1,016,396
           MassMutual International Equity Fund              --            --       836,849
        Eagle Bancshares, Inc. Common Stock           5,939,364       170,107     7,706,007
                                                     ----------   -----------   -----------

           Total Investments                          5,939,364       170,107    11,163,169
                                                     ----------   -----------   -----------

     Receivables:
        Participant contributions                            --            --        74,272
        Employer contributions                               --       274,168       470,344
                                                     ----------   -----------   -----------

           Total Receivables                                 --       274,168       544,616
                                                     ----------   -----------   -----------

           Total Assets                               5,995,006       444,275    11,866,828

LOANS PAYABLE (NOTE 5)                                        -      (165,072)     (165,072)

INTEREST PAYABLE                                              -        (5,036)       (5,036)

DISTRIBUTIONS PAYABLE                                         -            --          (173)

PENDING FUND TRANSFERS                                        -            --            --
                                                     ----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $5,995,006   $   274,167   $11,696,547
                                                     ==========   ===========   ===========


                                                                      EXHIBIT A

The accompanying notes are an integral part of these statements.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1997



                                                                               Participant Directed
                                                   ----------------------------------------------------------------------------

                                                   Guaranteed                                           Eagle      Unallocated
                                                    Interest   Balanced  Core Equity  International   Bancshares     Employer
                                                      Fund       Fund       Fund       Equity Fund       Fund      Contribution
                                                      ----       ----       ----       -----------       ----      ------------
ASSETS:
     Cash                                           $     --   $     --   $     --      $     --      $155,702       $     --
                                                    --------   --------   --------      --------      --------       --------

     Investments, at fair value (Notes 2 and 3)
      Shares of registered investment
        companies:
           MassMutual Guaranteed Interest Fund II    970,503         --         --            --            --             --
           MassMutual Balanced Fund                       --    501,531         --            --            --             --
           MassMutual Core Equity Fund                    --         --    527,383            --            --             --
           MassMutual International Equity Fund           --         --         --       516,044            --             --
      Eagle Bancshares, Inc. Common Stock                 --         --         --            --       593,354             --
                                                    --------   --------   --------      --------      --------       --------

           Total Investments                         970,503    501,531    527,383       516,044       593,354             --
                                                    --------   --------   --------      --------      --------       --------

     Receivables:
        Participant contributions                      8,390      6,784      8,339         6,131             5             --
        Employer contributions                            --         --         --            --            --        110,342
        Accrued income                                 1,624      3,133      5,565         3,595           505             --
                                                    --------   --------   --------      --------      --------       --------

           Total Receivables                          10,014      9,917     13,904         9,726           510        110,342
                                                    --------   --------   --------      --------      --------       --------

           Total Assets                              980,517    511,448    541,287       525,770       749,566        110,342

LOANS PAYABLE (NOTE 5)                                    --         --         --            --            --             --

DISTRIBUTIONS PAYABLE                                     --         --         --            --          (280)            --

PENDING FUND TRANSFERS                               (72,100)    (2,932)    (5,397)       10,813        69,616             --
                                                    --------   --------   --------      --------      --------       --------

NET ASSETS AVAILABLE FOR BENEFITS                   $908,417   $508,516   $535,890      $536,583      $818,902       $110,342
                                                    ========   ========   ========      ========      ========       ========

                                                                  Non-Participant
                                                                     Directed
                                                      --------------------------------------

                                                        Eagle         Eagle
                                                      Bancshares    Bancshares
                                                      Allocated     Unallocated     Total
                                                      ----------    -----------     -----
ASSETS:
     Cash                                             $  112,916    $        --   $  268,618
                                                      ----------    -----------   ----------

     Investments, at fair value (Notes 2 and 3)
     Shares of registered investment
        companies:
           MassMutual Guaranteed Interest Fund II             --             --      970,503
           MassMutual Balanced Fund                           --             --      501,531
           MassMutual Core Equity Fund                        --             --      527,383
           MassMutual International Equity Fund               --             --      516,044
        Eagle Bancshares, Inc. Common Stock            3,807,982        812,818    5,214,154
                                                      ----------    -----------   ----------

           Total Investments                           3,807,982        812,818    7,729,615
                                                      ----------    -----------   ----------

     Receivables:
        Participant contributions                             --             --       29,649
        Employer contributions                                --        250,000      360,342
        Accrued income                                      (139)            --       14,283
                                                      ----------    -----------   ----------

           Total Receivables                                (139)       250,000      404,274
                                                      ----------    -----------   ----------

           Total Assets                                3,920,759      1,062,818    8,402,507

LOANS PAYABLE (NOTE 5)                                        --       (836,295)    (836,295)

DISTRIBUTIONS PAYABLE                                         --             --         (280)

PENDING FUND TRANSFERS                                       343           (343)          --
                                                      ----------    -----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                     $3,921,102    $   226,180   $7,565,932
                                                      ==========    ===========   ==========



The accompanying notes are an integral part of these statements.

                                                                     EXHIBIT A

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 March 31, 1998



                                                                            Participant Directed
                                                --------------------------------------------------------------------------------

                                                Guaranteed                                               Eagle      Unallocated
                                                 Interest     Balanced   Core Equity   International   Bancshares     Employer
                                                  Fund          Fund        Fund        Equity Fund      Fund       Contribution
                                                  ----          ----        ----        -----------      ----       ------------
ADDITIONS TO NET ASSETS:
      Investment income                           $ 69,745   $ 20,604    $   13,145      $ 11,143     $   35,165     $      --
      Net appreciation in current
         value of investments                           --    115,630       239,167       127,230        580,142            --
                                                  --------   --------    ----------      --------     ----------     ---------

             Total Investment Income                69,745    136,234       252,312       138,373        615,307            --
                                                  --------   --------    ----------      --------     ----------     ---------

      Participant Contributions                    120,573    101,032       170,796       141,356        244,955            --
                                                  --------   --------    ----------      --------     ----------     ---------

      Employer Contributions:
         Qualified non-elective contribution            --         --            --            --             --            --
         Employer match                             40,174     35,076        58,610        44,142             --        79,408
         ESOP contribution                              --         --            --            --             --            --
         Forfeitures                                (1,049)    (1,397)         (712)         (552)            --       (57,194)
                                                  --------   --------    ----------      --------     ----------     ---------

             Total Employer Contributions           39,125     33,679        57,898        43,590             --        22,214
                                                  --------   --------    ----------      --------     ----------     ---------

             Total Additions                       229,443    270,945       481,006       323,319        860,262        22,214
                                                  --------   --------    ----------      --------     ----------     ---------

DEDUCTIONS FROM NET ASSETS:
      Administrative fees                            5,154      3,035         3,683         3,267             --            --
      Benefits paid to participants                117,082     35,904        45,033        22,387         81,784            --
      Interest expense                                  --         --            --            --             --            --
                                                  --------   --------    ----------      --------     ----------     ---------

             Total Deductions From Net Assets      122,236     38,939        48,716        25,654         81,784            --
                                                  --------   --------    ----------      --------     ----------     ---------

      Net increase prior to interfund transfers    107,207    232,006       432,290       297,665        778,478        22,214
      Interfund transfers                          (20,374)   (35,318)      122,849        60,105        121,944      (110,342)
                                                  --------   --------    ----------      --------     ----------     ---------

NET INCREASE                                        86,833    196,688       555,139       357,770        900,422       (88,128)

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                            908,417    508,516       535,890       536,583        818,902       110,342
                                                  --------   --------    ----------      --------     ----------     ---------

      End of Year                                 $995,250   $705,204    $1,091,029      $894,353     $1,719,324     $  22,214
                                                  ========   ========    ==========      ========     ==========     =========

                                                              Non-Participant
                                                                 Directed
                                                   --------------------------------------

                                                     Eagle        Eagle
                                                   Bancshares   Bancshares
                                                   Allocated    Unallocated      Total
                                                   ---------    ----------      -----
ADDITIONS TO NET ASSETS:
      Investment income                            $  155,561    $      --    $   305,363
      Net appreciation in current
         value of investments                       2,207,172       82,401      3,351,742
                                                   ----------    ---------    -----------

             Total Investment Income                2,362,733       82,401      3,657,105
                                                   ----------    ---------    -----------

      Participant Contributions                            --           --        778,712
                                                   ----------    ---------    -----------

      Employer Contributions:
         Qualified non-elective contribution               --           --
         Employer match                                    --           --        257,410
         ESOP contribution                                 --      274,168        274,168
         Forfeitures                                       --           --        (60,904)
                                                   ----------    ---------    -----------

             Total Employer Contributions                  --      274,168        470,674
                                                   ----------    ---------    -----------

             Total Additions                        2,362,733      356,569      4,906,491
                                                   ----------    ---------    -----------

DEDUCTIONS FROM NET ASSETS:
      Administrative fees                                  --           --         15,139
      Benefits paid to participants                   399,624           --        701,814
      Interest expense                                     --       58,923         58,923
                                                   ----------    ---------    -----------

             Total Deductions From Net Assets         399,624       58,923        775,876
                                                   ----------    ---------    -----------

      Net increase prior to interfund transfers     1,963,109      297,646      4,130,615
      Interfund transfers                             110,795     (249,659)            --
                                                   ----------    ---------    -----------

NET INCREASE                                        2,073,904       47,987      4,130,615

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                             3,921,102      226,180      7,565,932
                                                   ----------    ---------    -----------

      End of Year                                  $5,995,006    $ 274,167    $11,696,547
                                                   ==========    =========    ===========


The accompanying notes are an integral part of these statements.


                                                                       EXHIBIT B

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       For The Year Ended March 31, 1997


                                                                              Participant Directed
                                                   ----------------------------------------------------------------------------

                                                   Guaranteed                                            Eagle      Unallocated
                                                    Interest    Balanced   Core Equity  International  Bancshares    Employer
                                                      Fund        Fund        Fund       Equity Fund      Fund     Contribution
                                                      ----        ----        ----       -----------      ----     ------------
ADDITIONS TO NET ASSETS:
      Investment income                             $  61,794   $ 14,496   $  9,241       $  2,403      $ 10,021           --
      Net appreciation (depreciation) in current
         value of investments                              --     22,800     47,419        109,733         1,850           --
                                                    ---------   --------   --------       --------      --------    ---------

             Total Investment Income                   61,794     37,296     56,660        112,136        11,871           --
                                                    ---------   --------   --------       --------      --------    ---------

      Participant Contributions                       115,880     80,943    103,280         68,924       183,371           --
                                                    ---------   --------    -------       --------      --------    ---------

      Employer Contributions:
         Qualified non-elective contribution               --         --         --             --            --       62,367
         Employer match                                    --         --         --             --            --      201,896
         ESOP contribution                                 --         --         --             --            --           --
         Forfeitures                                       --         --         --             --            --     (153,921)
                                                    ---------   --------   --------       --------      --------    ---------

             Total Employer Contributions                  --         --         --             --            --      110,342
                                                    ---------   --------   --------       --------      --------    ---------

             Total Additions                          177,674    118,239    159,940        181,060       195,242      110,342
                                                    ---------   --------   --------       --------      --------    ---------

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                   (99,688)   (52,197)   (51,235)       (20,584)      (27,158)          --
      Interest expense                                     --         --         --             --            --           --
                                                    ---------   --------   --------       --------      --------    ---------

             Total Deductions From Net Assets         (99,688)   (52,197)   (51,235)       (20,584)      (27,158)          --
                                                    ---------   --------   --------       --------      --------    ---------

      Net increase prior to interfund transfers        77,986     66,042    108,705        160,476       168,084      110,342
      Interfund transfers                            (203,856)    43,330     22,895        (21,897)      326,625     (149,401)
                                                    ----------  --------   --------       --------      --------    ---------

NET INCREASE                                         (125,870)   109,372    131,600        138,579       494,709     (39,059)

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                             1,034,287    399,144    404,290        398,004       324,193     149,401
                                                    ---------   --------   --------       --------      --------    --------

      End of Year                                   $ 908,417   $508,516   $535,890       $536,583      $818,902    $110,342
                                                    =========   ========   ========       ========      ========    ========


                                                               Non-Participant
                                                                  Directed
                                                    ------------------------------------

                                                      Eagle        Eagle
                                                    Bancshares   Bancshares
                                                    Allocated    Unallocated     Total
                                                    ---------    -----------     -----
ADDITIONS TO NET ASSETS:
      Investment income                             $  129,854    $      --      227,809
      Net appreciation (depreciation) in current
         value of investments                          119,229      116,304      417,335
                                                    ----------    ---------   ----------

             Total Investment Income                   249,083      116,304      645,144
                                                    ----------    ---------   ----------

      Participant Contributions                             --           --      552,398
                                                    ----------    ---------   ----------

      Employer Contributions:
         Qualified non-elective contribution                --           --       62,367
         Employer match                                     --           --      201,896
         ESOP contribution                                  --      250,000      250,000
         Forfeitures                                        --           --     (153,921)
                                                    ----------    ---------   ----------

             Total Employer Contributions                   --      250,000      360,342
                                                    ----------    ---------   ----------

             Total Additions                           249,083      366,304    1,557,884
                                                    ----------    ---------   ----------

DEDUCTIONS FROM NET ASSETS:
      Benefits paid to participants                   (270,994)          --     (521,856)
      Interest expense                                      --      (82,500)     (82,500)
                                                    ----------    ---------   ----------

             Total Deductions From Net Assets         (270,994)     (82,500)    (604,356)
                                                    ----------    ---------   ----------

      Net increase prior to interfund transfers        (21,911)     283,804      953,528
      Interfund transfers                              229,328     (247,024)          --
                                                    ----------    ---------   ----------

NET INCREASE                                           207,417       36,780      953,528

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of Year                              3,713,685      189,400    6,612,404
                                                    ----------    ---------   ----------

      End of Year                                   $3,921,102    $ 226,180   $7,565,932
                                                    ==========    =========   ==========


The accompanying notes are an integral part of these statements.


                                                                       EXHIBIT B

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



1.       DESCRIPTION OF PLAN

         The following description of Tucker Federal Savings and Loan Association 401(k) Savings and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of Tucker Federal Bank (Company) with one year of service, one thousand hours of service in the Plan year, and who are age twenty-one or older. It is administered by an Administrative Committee and Trustees who are employees of the Company. Committee members are designated by the Board of Directors of Eagle Bancshares, Inc. and Subsidiaries (Bancshares), the parent company of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Prior to April 1, 1994, the retirement plan known as the Tucker Federal Savings and Loan Association and Subsidiary 401(k) Retirement Plan did not offer Bancshares' stock as a participant directed investment choice. Effective April 1, 1994, the plan and the Tucker Federal Savings and Loan Association Employee Stock Ownership Plan were merged. The plan documents were restated to reflect the provision of both plans. Under the Plan, participants may direct deferred salary monies towards purchasing Bancshares' stock as a participant directed investment choice in the Plan.

         In February 1998, the Trustees of the Plan approved for inclusion into the Plan the assets of the Southern Crescent Financial Corporation Profit Sharing Plan ("Merged Entity"). The employees of the Merged Entity enrolled into the Plan as of April 1, 1998. Also, the Trustees agreed to allow the Merged Entity employees having at least one year of employment prior to April 1, 1998, to share in the March 31, 1998 ESOP contribution.

         Contributions

         For the years ended March 31, 1998 and 1997, employees could contribute to the participant directed portion of the Plan up to twenty-five percent of their compensation to the Plan, not to exceed $9,500 and subject to certain other limitations. In 1998 and 1997, the Company matched 50% of employee contributions up to 3% of an employee's compensation. The matching percentage and percentage of employee's compensation the Company matches is discretionary and can be adjusted by the Board of Directors of the Company each year.


                                                              (Continued) - 1.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



         The Company may also contribute to the non-participant directed portion of the Plan, from its current or accumulated net profits, an amount determined annually at the discretion of the Company's Board of Directors. The Company's contributions for the Plan years ending March 31, 1998 and 1997 were $274,168 and $250,000, respectively.

         The non-participant directed portion of the Plan operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (Code), and the regulations thereunder, and is subject to the applicable provisions of ERISA.

         Participant Accounts

         Each participant's directed account is credited with participant voluntary contributions, the Company's matching contribution and earnings of their directed account. Participants having 1,000 or more hours of service during the Plan year and being employed on the last day of the Plan year have an ESOP account which is credited with the Company's ESOP contribution and dividend income. The ESOP contribution is allocated in the same proportion that the annual compensation for each participant bears to the total annual compensation paid to all participant's for the Plan year. Dividends are allocated based on the number of shares owned by each participant's ESOP account. As ESOP contributions and dividend income are used by the Trust to reduce the principle balance of any outstanding ESOP loan, Eagle Bancshare's stock equal in value to such ESOP contributions and dividend income is allocated to each participant's ESOP account.

         The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended March 31, 1998 and 1997 were $60,902 and $153,921, respectively.

         All Eagle Bancshare's stock held in the Trust shall generally be voted by the Trustees. However, each participant may direct the Trustees as to the exercise of any voting rights attributable to shares then allocated to participant directed and non-participant directed Eagle Bancshare accounts. As a matter of practice, on all shareholder voting matters the Trustees solicit instruction from participants.

         Investments

         Participants direct their voluntary contributions and the employer matching contributions into five investment options, which may be changed quarterly.


                                                               (Continued) - 2.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



         Vesting

         Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of service. Participants become fully vested after six years of service with the Company. Vesting begins with two years of service and continues on a sliding scale through the sixth year.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will automatically become 100% vested in their accounts.

         Benefit Payments

         Upon termination, retirement, death, or disability, participants may elect to have their account balance paid in a lump sum, in installments, or to defer commencement of benefit payments. If employment is terminated during the Plan year for reasons other than normal retirement or death, and the participant's account balance is $3,500 or less, a lump sum payment of the account balance will be made during the Plan year in which the event occurs or as soon thereafter as is reasonably practical.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         The Plan's investments are stated at fair value. Shares of registered investment companies owned in the Plan are valued at quoted market prices which represent the net asset value of the securities held by the registered investment company.

         As of March 31, 1998 and 1997, Bancshares' stock was recorded by the Plan at a fair value of $25.38 and $16.25 per share, respectively. Fair value is determined by its quoted market price.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


                                                               (Continued) - 3.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The majority of administrative expenses for the Plan are paid directly by the Company.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.       INVESTMENTS

         All of each participant's directed investments except Eagle Bancshares Fund are held by Massachusetts Mutual Life Insurance Company in pooled separate account funds and guaranteed interest account funds. A description of each investment option follows:

         Investments through Annuity Contracts with Massachusetts Mutual:

                Guaranteed Interest Fund - This fund guarantees a fixed rate of return to participants. The fund's portfolio is composed primarily of high quality, fixed income investments including public bonds, private placements, commercial mortgage loans, and short-term investments.

                Balanced Fund (Separate Investment Account M) - This account focuses on an above average rate of return over an extended period of time consistent with the preservation of capital values during periods of adverse market conditions. The separate account purchases shares of Mass Mutual Balanced Fund
                - a mutual fund which invests primarily in a mix of fixed-income and equity securities, and money market investments. Asset allocation targets are 45% to 65% stocks, 10% to 25% bonds, and 10% to 45% cash. As economic and financial market conditions change, the allocations within the ranges are adjusted to take advantage of the changing conditions.

                Core Equity Fund (Separate Investment Account A) - This account focuses on constructing a portfolio of companies of superior investment quality, selling at discounted valuation levels. The separate account purchases shares of Mass Mutual Value Equity Fund - a mutual fund which invests primarily in common stocks of larger, well-established companies with market capitalizations in excess of $2 billion and a history of operations of five years or more.


                                                               (Continued) - 4.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS
                            March 31, 1998 and 1997



                International Equity Fund (Separate Investment Account I) - This account purchases shares of Mass Mutual International Equity Fund - a mutual fund which invests in a diversified portfolio of common stocks of companies domiciled in foreign countries and the United States. The fund generally has 75% of its assets invested in foreign countries in industries that are expected to experience above average rates of growth over the long term. The fund is diversified by country and industry group to moderate risk.

                Eagle Bancshares Fund - This fund allows the employees to accumulate capital ownership of Bancshares through investments in the publicly traded shares of Eagle Bancshares, Inc.

         Additional investments at March 31, 1998 and 1997 consist solely of 303,685 and 320,871 shares of Bancshares' common stock at a fair value of $7,706,007 and $5,214,154 (See Note 2) and a cost of $3,361,793 and $3,144,974, respectively.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated April 8, 1996, that the Plan is qualified under the appropriate sections of the Code.

5.       LOANS PAYABLE

         On February 15, 1996, the Plan entered into $1,000,000 term loan agreement with Bancshares. The loan bears interest at a rate of 8.25% annually.

         The proceeds of the loan were used to purchase Bancshares' common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over five years with a maturity date of April 1, 2001, however the loan was repaid in April of 1998.

         In May 1998, the Plan received approval for a loan up to $2,000,000 to purchase additional Bancshares' common stock. In July 1998, $1,513,813 of the line was drawn to purchase stock.

6.       SUBSEQUENT EVENTS

         At September 18, 1998, quoted market prices for Plan investments had changed from their March 31, 1998, amounts as follows:

         Mass Mutual Balanced Fund                       Decreased                3.33%
         Mass Mutual Core Equity Fund                    Decreased                9.70%
         Mass Mutual International Equity Fund           Decreased               16.49%
         Eagle Bancshares, Inc. Common Stock             Decreased               27.34%


                                                               (Concluded) - 5.

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                             #58-0674574 Plan #002
                                 March 31, 1998



Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes:

Identity                                                                          Current
of Issue                                  Description                              Value
--------                                  -----------                              -----

MassMutual Guaranteed
      Interest Fund II                                                          $   942,779

MassMutual Balanced Fund                1,888.0172 units                            661,138

MassMutual Core Equity Fund               205.4683 units                          1,016,396

MassMutual International Equity
      Fund                              3,265.9104 units                            836,849

Eagle Bancshares, Inc.                     303,685 shares of common stock         7,706,007
                                                                                -----------

    Total Investments                                                           $11,163,169
                                                                                ===========




                                  Supplemental
                                   Schedule 1

                  TUCKER FEDERAL SAVINGS AND LOAN ASSOCIATION
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                             #58-0674574 Plan #002
                                 March 31, 1998



Form 5500, Item 27d - Schedule of Reportable Transactions:

         There are no reportable transactions involving Bancshares' stock for the Plan year ended March 31, 1998.

         Massachusetts Life Insurance Company is not required to provide reportable transaction schedules.




                                  Supplemental
                                   Schedule 2